HORNBECK OFFSHORE SERVICES, INC.

Service with Energy

February 6, 2007

VIA FACSIMILE, FED EX, AND EDGAR

Mr. David R. Humphrey

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Structured Finance and Transportation and Leisure

100 F Street, NE

Washington, D.C. 20549

SUBJECT:	Annual Report on Form 10-K for the Year Ended December 31, 2005
(SEC File No. 1-32108)
Quarterly Reports on Forms 10-Q for the Quarters Ended March 31, 2006, June 30, 2006 and September 30, 2006, and
Current Report on Form 8-K dated November 7, 2006

Dear Mr. Humphrey:

In response to your letter dated December 22, 2006, we have prepared the following responses to your comments based on your consideration of our Annual Report on Form 10-K for the year ended December 31, 2005, Quarterly Reports on Forms 10-Q for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006 and Current Report on Form 8-K dated November 7, 2006.

Comments and Responses:

Form 10-K for the Year Ended December 31, 2005

Selected Financial Data, Page 37

1.	Refer to your discussion of Non-GAAP Financial Measures. As your definition of EBITDA includes items other than “earning before interest, taxes, depreciation and amortization, you are effectively presenting an “Adjusted EBITDA” amount with the exclusion of the charge for “loss on early extinguishment of debt.” Although you may be permitted to use a non-GAAP liquidity measure of “EBITDA” in accordance with Item 10(e)(1)(ii)(A) of Regulation S-K, the adjustment of additional items, such as “loss on early extinguishment of debt”, should not be made under the guidance in the above rule. Therefore, please delete this charge in deriving “EBITDA”. However, in the alternative, you can highlight any unusual charges or liabilities that require cash settlement in your discussion of this liquidity measure without presenting an adjustment to the “EBITDA” subtotal amount. Please revise accordingly.

103 Northpark Boulevard, Suite 300	Phone: (985) 727-2000
Covington, Louisiana 70433	Fax: (985) 727-2006

Mr. David R. Humphrey

February 6, 2007

We have considered the Staff’s comment and will amend our Non-GAAP Financial Measures in future disclosures to exclude losses on early extinguishment of debt from our definition of EBITDA. In addition, we will expand our Non-GAAP Financial Measures in future disclosures in consideration of the Staff’s Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures (the “FAQ”) Question 10 and the Staff’s response thereto. Our proposed amended and expanded disclosure includes additional captions, presented separately from EBITDA, that are adjustments to EBITDA contained within certain credit agreements that we have with lenders and bond investors. The adjusted EBITDA measure defined in our credit agreements is a material component of the financial covenants in our credit agreements and non-compliance with such covenants could result in the acceleration of indebtedness or the imposition of restrictions on our financial flexibility We believe that our revised disclosure takes into account the Staff’s comment and fully satisfies the requirements of Item 10(e)(1)(ii)(A) of Regulation S-K and FAQ Question 10, and the Staff’s response thereto.

Set forth below is the text of the revised disclosure that we propose to use in our future filings:

“Non-GAAP Financial Measures

“We disclose and discuss EBITDA as a non-GAAP financial measure in our public releases, including quarterly earnings releases, investor conference calls and other filings with the Commission. We define EBITDA as earnings (net income) before interest, income taxes, depreciation and amortization. Our measure of EBITDA may not be comparable to similarly titled measures presented by other companies. Other companies may calculate EBITDA differently than we do, which may limit their usefulness as comparative measures.

“We view EBITDA primarily as a liquidity measure and, as such, we believe that the GAAP financial measure most directly comparable to this measure is cash flows provided by operating activities. Because EBITDA is not a measure of financial performance calculated in accordance with GAAP, it should not be considered in isolation or as a substitute for operating income, net income or loss, cash flows provided by operating, investing and financing activities, or other income or cash flow statement data prepared in accordance with GAAP.

“EBITDA is widely used by investors and other users of our financial statements as a supplemental financial measure that, when viewed with our GAAP results and the accompanying reconciliation, we believe provides additional information that is useful to gain an understanding of the factors and trends affecting our ability to service debt, pay deferred taxes and fund drydocking charges and other maintenance capital expenditures. We also believe the disclosure of EBITDA helps investors meaningfully evaluate and compare our cash flow generating capacity from quarter to quarter and year to year.

“EBITDA is also a financial metric used by management (i) as a supplemental internal measure for planning and forecasting overall expectations and for evaluating actual results against such expectations; (ii) as a significant criteria for annual incentive cash bonuses paid to our executive officers and other shore-based employees; (iii) to compare to the EBITDA of other companies when evaluating potential acquisitions; and (iv) to assess our ability to service existing fixed charges and incur additional indebtedness.

Mr. David R. Humphrey

February 6, 2007

“The following table provides the detailed components of EBITDA as we define that term for the years ended December 31, 2006, 2005, 2004, 2003 and 2002, respectively (in thousands).

Components of EBITDA

For the Year Ended December 31,
	2006	2005	2004	2003	2002
Net income
Interest expense, net
Income tax expense
Depreciation
Amortization

EBITDA

“The following table reconciles EBITDA to cash flows provided by operating activities for the years ended December 31, 2006, 2005, 2004, 2003 and 2002, respectively (in thousands).

EBITDA Reconciliation to GAAP:

For the Year Ended December 31,
	2006	2005	2004	2003	2002
EBITDA
Cash paid for deferred drydocking charges
Cash paid for interest
Cash paid for taxes
Loss on early extinguishment of debt
Stock-based compensation expense
Changes in working capital
Changes in other, net

Cash flows provided by operating activities

“In addition, we also make certain adjustments to EBITDA for gains or losses on early extinguishment of debt, FAS123R stock-based compensation expense and interest income to compute ratios used in certain financial covenants of our credit agreements with various lenders and bond investors. We believe that these ratios are a material component of the financial covenants in our credit agreements and failure to comply with such covenants could result in the acceleration of indebtedness or the imposition of restrictions on our financial flexibility.

The following table provides the detailed adjustments to EBITDA, as defined in our credit agreements, for the years ended December 31, 2006, 2005, 2004, 2003 and 2002, respectively (in thousands).

Mr. David R. Humphrey

February 6, 2007

Adjustments to EBITDA for Computation of Financial Ratios Used in Debt Covenants

For the Year Ended December 31,
	2006	2005	2004	2003	2002
Loss on early extinguishment of debt
Stock-based compensation expense
Interest income

“Set forth below is the material limitations associated with using EBITDA as a non-GAAP financial measures compared to cash flows provided by operating activities.

•	EBITDA does not reflect the future capital expenditure requirements that may be necessary to replace our existing vessels as a result of normal wear and tear,

•	EBITDA does not reflect the interest, future principal payments and other financing-related charges necessary to service the debt that we have incurred in acquiring and constructing our vessels,

•	EBITDA does not reflect the deferred income taxes that we will eventually have to pay once we are no longer in an overall tax net operating loss carryforward position, and

•	EBITDA does not reflect changes in our net working capital position.

“Management compensates for the above-described limitations in using EBITDA as a non-GAAP financial measure by only using EBITDA to supplement our GAAP results.”

Management’s Discussion and Analysis

Results of Operations, page 46

2.	Please expand your tabular disclosure on page 47 to disclose the amount of operating income by segment (as disclosed in Note 14 to the audited financial statements) and the amount of consolidated net income (loss). The related results of operations narrative discussion should be expanded accordingly to discuss these items.

Our Management’s Discussion and Analysis of Financial Condition and Results of Operation (MD&A) reflects our efforts to comply with the Commission’s interpretative guidance on MD&A issued in December 2003. While Financial Accounting Standards Board (FASB) Statement No. 131 “Disclosures about Segments of an Enterprise and Related Information” (SFAS 131) requires the inclusion of such measures as operating income or consolidated net income (loss), we have previously considered the inclusion of such measures and elected not to include them within our MD&A discussion for the following reasons and in consideration of the December 2003 MD&A interpretative guidance issued by the Commission:

•	A line-by-line analysis of the financial statements is not required, but may be appropriate in certain situations

•

MD&A should not merely duplicate the numerical data contained in the financial statements, nor should the registrant merely recite changes in amounts from year to year that are readily computable from the statements or cover information that is obvious from the financial statements.

Mr. David R. Humphrey

February 6, 2007

We believe that the presentation of operating income and net income (loss) on page 47 would duplicate information already on the financial statements and any variance discussions regarding operating income and net income (loss) would have already been addressed through our MD&A discussion of variances for revenues, operating expenses, depreciation and amortization and general and administrative expenses.

However, we have considered the Staff’s comment and have reviewed FAQ Question 19 and the Staff’s response thereto. We will revise future filings, beginning with our Annual Report on Form 10-K for the year ended December 31, 2006, to include in MD&A a tabular presentation and related discussion of operating income by segment and consolidated net income (loss).

Consolidated Statements of Operations, page F-6

3.	Reference is made to the classification of the gains on sale of assets within “Other income (expense).” Your consolidated statement of operations should classify gains (losses) on sales of assets separately within Operating Income in accordance with the guidance in footnote 68 of Staff Accounting Bulletin 104 (Topic 13) as well as paragraph 45 of SFAS 144. Please revise accordingly.

In response to the Staff’s comment, we will revise future filings, beginning with our Annual Report on Form 10-K for the year ended December 31, 2006, to include gains (losses) on sales of assets separately within operating income. The table below provides an illustration of our proposed revised disclosures within our consolidated statement of operations.

For the Year Ended December 31,
	2006	2005	2004
Revenues
Costs and expenses:
Operating expenses
Depreciation
Amortization
General and administrative expenses

Gain (loss) on sale of assets

Operating income

Mr. David R. Humphrey

February 6, 2007

Controls and Procedures, page 60

4.	It appears you have inadvertently omitted the discussion of your “Disclosure Control and Procedures” along with the conclusion by your Chief Executive Officer and Chief Financial Officer as to whether such disclosures controls and procedures were effective or ineffective. Reference is made to Item 9A of the Form 10-K and to the information required by Item 307 of Regulation S-K. We note that your Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 have been filed as Exhibits 31.1 and 31.2, in which each refers to you having presented in the Form 10-K your conclusions about the effectiveness of the disclosure controls and procedures. Refer to paragraph 4(c) of each Exhibit. Please amend your Annual Report on Form 10-K for the fiscal year ended December 31, 2005 to provide the required disclosures under Item 9A of the Form 10-K, or tell us where such disclosure can be found in the Form 10-K.

In response to the Staff’s comment, we will amend our Annual Report on Form 10-K for the year ended December 31, 2005 to include the required discussions of our Disclosure Controls and Procedures. Although the applicable subheading to Item 9A was included in the Form 10-K as originally filed and our certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 that were filed as Exhibits 31.1 and 31.2 contemplated the inclusion of such disclosures, the text describing our Disclosure Controls and Procedures was inadvertently left out of our original filing. Set forth below is the text of the revised disclosure that we will include in our amended filing.

“Disclosure Controls And Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of the end of the period covered by this report. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of such period, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.”

Forms 10-Q (Quarters Ended March 31, 2006, June 30, 2006 and September 30, 2006)

Controls and Procedures, page 29

5.	Similar to our comment above on the Form 10-K, it appears you have inadvertently omitted the required disclosure under Item 4 of the Form 10-Q regarding the disclosures controls and procedures pursuant to Item 307 of Regulation S-K. Please amend each of your March 31, 2006, June 30, 2006 and September 30, 2006 Forms 10-Q to provide the disclosures, or tell us where such disclosures can be found in the Forms 10-Q.

In response to the Staff’s comment, we will amend our Quarterly Reports on Form 10-Q for each of our quarters ended March 31, 2006, June 30, 2006 and September 30, 2006 to include the required discussions of our Disclosure Controls and Procedures. Although the certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 that were filed as Exhibits 31.1 and

Mr. David R. Humphrey

February 6, 2007

31.2 contemplated the inclusion of such disclosures, the text describing our Disclosure Controls and Procedures was inadvertently left out of our original filings. Set forth below is the text of the revised disclosure that we will include in our amended filings.

“Disclosure Controls And Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of the end of the period covered by this report. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of such period, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.”

Form 8-K – Dated November 7, 2006

6.	In this periodic report, you disclose the company issued $250 million aggregate principal amount of 1.625% Convertible Senior Notes on November 13, 2006. From your disclosures and the Purchase Agreement thereto, this debt instrument contains many detailed and diverse provisions and features. Among the various characteristics and other items from the issuance of this debt, we note the following:

•	Below-market interest rates;
•	Conversion option(s);
•	Redemption provisions;
•	Registration rights;
•	Additional interest for a non-effective registration statement by specified dates; and
•	Convertible Note hedge & Warrant transactions with “call” options

In view of the complex features surrounding this debt instrument, please explain to us and disclose the accounting treatment surrounding the debt and its provisions accordingly. In this manner, you should provide the applicable accounting literature that you are relying upon for its treatment. In addition, please tell us and disclose how (diluted) earnings per share will be impacted by the convertible note offering and its concurrent hedge and warrant transactions.

Mr. David R. Humphrey

February 6, 2007

Background

In November 2006, we issued $250.0 million aggregate principal amount of convertible senior notes due 2026, or the notes, through an offering pursuant to Rule 144A under the Securities Act of 1933. The notes will pay interest semiannually at a rate of 1.625% per year declining to 1.375% beginning on November 15, 2013 and will mature on November 15, 2026. The notes are redeemable upon certain events on or after November 15, 2011 and at any time from November 15, 2013 through maturity, at a price of 100% of the principal amount of notes to be redeemed plus accrued and unpaid interest.

Holders of the convertible notes may convert their notes prior to the close of business on the business day before the stated maturity date based on the applicable conversion rate only under the following circumstances:

•

during any calendar quarter beginning after March 31, 2007 (and only during such calendar quarter), if the closing price of our shares of common stock for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is more than 135% of the conversion price per share, which is $1,000 divided by the then applicable conversion rate;

•

prior to November 15, 2013, during the five business day period after a 10 consecutive trading day period in which the trading price per $1,000 principal amount of senior subordinated convertible notes for each day of that period was less than 95% of the product of the closing price for our shares of common stock for each day of that period and the number of shares of common stock issuable upon conversion of $1,000 principal amount of the convertible notes;

•	if the convertible notes have been called for redemption, or
•	upon the occurrence of specified corporate transactions, as defined by the convertible note agreement.

The market price for a share of our common stock was $35.26 at pricing. The notes are convertible into common stock at an initial conversion price of approximately $48.48 per share, or 20.6260 shares per $1,000 principal amount of notes. To increase the effective conversion price of the notes and in conjunction with the issuance of such notes, we entered into two separate types of hedging transactions—purchased call options with a strike price of approximately $48.48 (or 137.5% of $35.26), referred to below as the low strike price, and written warrants with a strike price of approximately $62.59 (or 177.5% of $35.26), referred to below as the high strike price. These transactions are intended to limit exposure to potential dilution to our stockholders from conversion or exchange of the notes. The combined effect of these transactions allows us to receive a net share settlement and effectively decrease the dilution as a result of converting the notes at a conversion price of $62.59 instead of $48.48.

Convertible Notes

In considering the accounting for the convertible notes, we referred to the provisions of APB Opinion No. 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants” (APB 14) paragraphs 3 and 12 which indicate that no portion of the proceeds from the issuance of the types of convertible debt securities described in paragraph 3 should be accounted for as attributable to the conversion feature (that is, bifurcated and accounted for

Mr. David R. Humphrey

February 6, 2007

separately). Paragraph 3 described convertible debt as “those debt securities which are convertible into common stock of the issuer at specified price at the option of the holder and which are sold at a price or have a value at issuance not significantly in excess of the face amount.” In addition, paragraph 3 states that the terms of such securities generally include: 1) an interest rate which is lower than the issuer could establish for non-convertible debt, 2) an initial conversion price which is greater than the market value of the common stock at time of issuance and 3) a conversion price which does not decrease except pursuant to anti-dilution provisions. The convertible notes that we issued have an initial interest rate of 1.625%, which is lower than the rate at which we could borrow non-convertible debt. For example, our senior notes, which are currently trading at a discount, bear interest at 6.125% and our recently renegotiated revolving credit facility bears interest at the Fed Funds Rate, LIBOR, or Prime plus an applicable margin. In addition, the convertible notes were issued with an initial 137.5% conversion premium and the conversion price will only be adjusted for anti-dilution purposes if we make certain distributions to holders of our common stock or we enter into specified corporate transactions.

We also considered FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended (SFAS 133) in determining whether or not the conversion feature would need to be bifurcated from the debt instrument and accounted for separately. SFAS 133 does not require us to bifurcate the stock conversion feature from the convertible debt provided that the feature, on a standalone basis, would be indexed to our common stock and classified as an equity instrument by the registrant. Pursuant to paragraph 11(a) of SFAS 133, contracts issued or held by a reporting entity that are both (1) indexed to its own stock and (2) classified in stockholders’ equity in its statement of financial position should not be considered derivative instruments for the purpose of bifurcating embedded derivatives from host contracts.

Emerging Issues Task Force (EITF) Issue No. 01-6 “The Meaning of Indexed to a Company’s Own Stock” (EITF 01-06) states that an instrument is considered indexed to a company’s own stock within the meaning of EITF Issue No. 00-19 “Accounting for Derivative Financial Statements Indexed to, and Potentially Settled in, a Company’s Own Stock” (EITF 00-19) provided that the contingency provisions are not based on an observable market, other than the market for the issuer’s stock, or an observable index, other than those calculated or measured solely by reference to the issuer’s own operations, and once the contingent events have occurred, the instrument’s settlement amount is based solely on the issuer’s stock. In accordance with EITF 01-06, the convertible notes that we issued meet the definition of “indexed to a company’s stock” as the instrument’s settlement value is indexed to our common stock. In addition, paragraph 8 of EITF 00-19 provides that contracts that require physical settlement or net-share settlement, or contracts that give a company the choice of net-cash settlement be classified as equity provided that the criteria of paragraphs 12 through 32 of EITF 00-19 are also met. The requirements of paragraphs 12 through 32 of EITF 00-19 are considered below in order to determine if the embedded derivative should be classified as a component of stockholders’ equity.

•

The notes permit us to settle in unregistered shares if we have not had a successful registration statement. However, the resale of notes by their holders will be registered along with the issuance of the shares issuable upon conversion of the notes at the same time so there will be no necessary requirement to settle in unregistered shares.

Mr. David R. Humphrey

February 6, 2007

•

We have sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.

•	The notes contain an explicit limit on the number of shares to be delivered in a share settlement.

•	There are no required cash payments to the counterparty in the event that we fail to make timely filings with the SEC.

•

There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due

•

The notes do not include contingent events outside our control that could require settlement in net cash, other than in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.

•	The notes do not include any provisions that indicate the counterparty has rights that rank higher than those of a holder of the stock underlying the contract.

•	The notes do not require us to post collateral at any point or for any reason.

In addition, the convertible notes and call options and written warrants have put and call features. Such features are clearly and closely related to the host instrument and in accordance with paragraph 12 and 61d of SFAS 133 are also not required to be bifurcated from the debt. SFAS 133 does not require put and call options that are clearly and closely related to the host contract to be bifurcated and accounted for separately. Paragraph 61(d) of SFAS 133 indicates that call and put options in debt that require the prepayment of principal are considered to be clearly and closely related to the debt instrument unless both (1) the debt involves a substantial premium or discount and (2) the put or call option is only contingently exercisable and meets the requirements of paragraph 13 of SFAS 133. Given that the embedded put and call options do not involve a substantial premium or discount and the notes were issued at par, the different features are considered to be clearly and closely related to the debt host as long as they meet the requirements of paragraph 13 of SFAS 133. Therefore, the put feature is deemed to be clearly and closely related to the debt host and not accounted for separately under SFAS 133.

In summary, we believe that the stock conversion feature and put and call features are not within the scope of SFAS 133 and are not required to be separately accounted for as derivative instruments. Rather, they are considered part of the convertible notes and the contracts are one debt instrument recorded at face value

Registration Rights

We have agreed to file a registration statement and cause it to become effective within 180 days of the original issuance date of the notes and maintain such effectiveness until there are no longer any registrable securities. If we do not meet this requirement, we would be subject to additional interest of 0.25% of the principal amount for the first 90 days after the occurrence of the event and 0.50% of the principal amount after the first 90 days. In consideration of FASB Staff Position No. 00-19-2 “Accounting for Registration Payment Arrangements” (FSP 00-19-b), we referred to FASB Statement No. 5 and FASB Interpretation No. 14 “Reasonable Estimation of the Amount of a Loss (An Interpretation of FASB Statement No. 5)” (FIN 14) in connection

Mr. David R. Humphrey

February 6, 2007

with this contingent interest obligation. Given that we are within the 180 day prescribed time period and we expect to file a registration statement on or before the filing of our Annual Report on Form 10-K for the year ended December 31, 2006, no accrual for this interest has been recorded as of December 31, 2006 as we believe there is only a remote chance of not filing a registration statement.

Convertible Note Hedge and Warrants

Call Spread Options

We entered into call spread options, which are comprised of two types of contracts 1) purchased call options with a strike price of approximately $48.48 (low strike) and 2) written warrants with a strike price of approximately $62.59 (high strike). Since these contracts are indexed to and potentially settled in our own common stock and would be treated as equity on a standalone basis, we do not consider such contracts to be derivatives for purposes of bifurcation under paragraph 11(a) of SFAS 133. In addition, we have evaluated the convertible note hedge and warrants under EITF 00-19 and EITF 01-06.

The purchased low strike call options and the written high strike warrants meet the definition of “indexed to a company’s stock” as the instruments’ settlement value is only indexed to Hornbeck Offshore’s common stock under the provisions of EITF 01-06. EITF 00-19 provides that contracts that require physical settlement or net-share settlement, or contracts that give us a choice of net-cash settlement be classified as equity provided that the criteria of paragraphs 12 through 32 of EITF 00-19 are also met.

The purchased low strike call options and written high strike call warrants are analyzed below:

1.	The contracts permit a company to settle in unregistered shares.

•

Low Strike – We are not required to issue shares in connection with the purchased call option. The contracts are net-share settled where we will be receiving shares, if any. We also have the choice to net-share settle with the counterparties provided a payment is required.

•

High Strike – We are permitted to settle in unregistered shares, however in the case of a settlement with unregistered shares, the counterparties determine an appropriate discount to the settlement price in a “commercially reasonable manner” and the Company appropriately adjusts the amount of unregistered shares to be delivered to such counterparties. Although settlement in unregistered shares may be subject to a discount, it is acceptable under EITF 00-19 because it is done in a commercially reasonable manner.

2.	The Company has sufficient authorized and unissued shares available to settle the contracts after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.

•	Low Strike – Not applicable as we may only receive net shares and are under no obligation to issue shares.

•

High Strike – We are permitted to settle in unregistered shares, however in the case of a settlement with unregistered shares, the counterparties determine an appropriate discount to the settlement price in a “commercially reasonable manner” and

Mr. David R. Humphrey

February 6, 2007

appropriately adjusts the amount of unregistered shares to be delivered to such counterparties. Although settlement in unregistered shares may be subject to a discount, it is acceptable under EITF 00-19 because it is done in a commercially reasonable manner. We have sufficient authorized and unissued shares available to settle the contracts.

3.	The contracts contain an explicit limit on the number of shares to be delivered in a share settlement.

•	Low Strike – We are not required to deliver or issue shares when exercising the purchase call options. Thus, this provision of EITF 00-19 is not relevant to the contracts.

•	High Strike – We have an explicit number of shares to be delivered in a share settlement (approximately 5.2 million shares of common stock).

4.	There are no required cash payments to the counterparties in the event the Company fails to make timely filings with the SEC.

•	Low Strike – Not applicable to these contracts as we are buying net shares.

•	High Strike – There are no required cash payments to the counterparties in the event that we fail to make timely filings with the SEC.

5.	There are no required cash payments to the counterparties if the shares initially delivered upon settlement are subsequently sold by the counterparties and the sales proceeds are insufficient to provide the counterparties with full return of the amount due.

•	Low Strike – Not applicable to these contracts as we are buying net shares.

•

High Strike – There are no required cash payments to the counterparties if the shares initially delivered upon settlement are subsequently sold by the counterparties and the sales proceeds are insufficient to provide the counterparties with full return of the amount due.

6.	The contracts require net-cash settlement only in specific circumstances in which holders of shares underlying the contracts also would receive cash in exchange for their shares.

•	Low Strike – Not applicable.

•

High Strike – The notes do not include contingent events outside our control that could require settlement in net cash, other than in specific circumstances in which stockholders also would receive cash in exchange for their shares.

7.	There are no provisions in the contracts that indicate that the counterparties have rights that rank higher than those of a shareholder of the stock underlying the contracts.

•	Low Strike – Not applicable.

•	High Strike – Not applicable.

8.	There is no requirement in the contracts to post collateral at any point or for any reason.

•	Low Strike – Not applicable.

•	High Strike – Not applicable.

Mr. David R. Humphrey

February 6, 2007

Under EITF 00-19, the purchased low strike call options and written high strike warrants meet the definition of an equity instrument as we have met the conditions within paragraphs 12 through 32. Therefore, we have classified the purchased low-strike call options and the written high strike warrants in equity rather than an asset or liability if it were a freestanding derivative.

EPS Impact

Convertible Notes

The notes issued allow us to pay in cash up to par value and the conversion spread to be settled in shares or cash; however, we intend to net-share settle the notes (par value in cash – conversion spread in shares). EITF Issue No. 90-19 “Convertible Bonds with Issuer Option to Settle for Cash upon Conversion” (EITF 90-19) addresses convertible debt securities that require the issuer to satisfy the accreted value of the obligation in cash and may satisfy the conversion spread in either cash or stock. If an instrument, upon conversion, must satisfy the accreted value of the obligation (the amount accrued to the benefit of the holder exclusive of the conversion spread) in cash and may satisfy the conversion spread (the excess conversion value over the accreted value) in either cash or stock, the obligation is considered an Instrument “C” type convertible note. EITF 90-19 states that the “if-converted” method (as described in paragraphs 26-28 of FASB Statement No. 128 “Earnings Per Share” (SFAS 128) should not be used to determine the EPS implications of an Instrument C and there should be no adjustment to the numerator in the EPS computation for the cash settled portion of the security because that portion of the security will always be settled in cash. Only the conversion spread should be included in diluted earnings per share based on the provisions of paragraph 29 of SFAS 128.

Pursuant to EITF Issue No. 04-08: “The Effect of Contingently Convertible Instruments on Diluted Earnings per Share” (EITF 04-08) contingently convertible instruments are instruments that have embedded conversion features that are contingently convertible or exercisable based on (a) a market price trigger or (b) multiple contingencies that included a market price trigger. If settlement is in cash only, this EITF would not apply. However, if there is an option for share or cash settlement it does apply and share settlement is assumed. Paragraph 29 of SFAS 128 requires the inclusion of these shares in circumstances where the impact is dilutive (otherwise the shares should be excluded). In addition, SEC Topic D-72 clarifies that the provisions in paragraph 29 of SFAS 128 require that for contracts that provide registrants with a choice of settlement methods, registrants shall assume that the contract will be settled in shares.

Call Spread Options

The purchased call options and the written warrants will be evaluated separately for EPS purposes since they are executed in separate agreements. The purchased low strike call options will not impact EPS since the shares are already outstanding and actively traded and they are anti-dilutive. The counterparties will acquire the shares in the open market and submit them to Hornbeck Offshore, who will then transfer them to the bondholder converting the notes. Therefore, no increase in outstanding shares will occur and EPS will not be impacted. Further, based on paragraph 25 of SFAS 128, the purchased low strike call options would not be included in EPS because they would be anti-dilutive as we would only exercise when the strike price is below the market price.

The written high strike warrants require us to issue shares equal to the difference between the high strike warrant exercise price and the current stock price upon conversion. Therefore, EPS will be impacted as there would need to be an increase in outstanding shares. The treasury stock

Mr. David R. Humphrey

February 6, 2007

method will also apply to the written high strike warrants (type C instrument in EITF 90-19) and considered a common stock equivalent under SFAS 128. No adjustment is recorded to the numerator for the EPS computation since the cash-settled portion of the instrument will always be settled in cash. The difference between the exercise price of the written high strike warrants and Hornbeck Offshore’s common stock price should be included in diluted earnings per share based on the provisions of paragraph 29 of SFAS 128 and Topic No. D-72. In addition, we will account for the dilutive impact of the written high strike warrants only when the average share price would require us to deliver shares (i.e. in the money and dilutive).

Pending EITF Accounting Discussions

On January 29, 2007, the EITF added to the agenda of its March 2007 meeting an issue related to “Accounting for Convertible Instruments That Require or Permit Partial Cash Settlement Upon Conversion”—commonly known as Net-Share-Settled Convertible or Instrument C under EITF 90-19. The issue has been raised as some have questioned whether the accounting guidance in Issue 90-19, as modified, appropriately reflects the economics of certain convertible note instruments. Two views have been presented in the EITF’s agenda. The first view would maintain the current accounting framework (e.g. non-bifurcated) and the second view would require the embedded conversion feature to be bifurcated and accounted for separately. The latter would result in a straight-debt interest yield being recognized in the income statement. We will continuously monitor the results of the EITF’s March 2007 meeting, as well as any other accounting pronouncements that would impact the accounting treatment of our November 2006 convertible note offering and respond accordingly.

Proposed Convertible Debt Footnote Disclosure

Based on the conclusions noted above and in consideration of the Staff’s comment, we have set forth below our proposed convertible debt footnote disclosure that we would include in our Annual Report on Form 10-K for the year ended December 31, 2006.

“Convertible Notes

In November 2006, the Company completed a private offering of $250.0 million of convertible senior notes due 2026, or the convertible notes, to qualified institutional buyers pursuant to Rule 144A under the Securities Act. During the first quarter of 2007, the Company registered the resale of the convertible notes by the holders thereof. The convertible notes bear interest at an annual rate of 1.625%, declining to 1.375% beginning on November 15, 2013, payable semi-annually on May 15th and November 15th of each year, with the first interest payment payable on May 15, 2007. The convertible notes are convertible into shares of the Company’s common stock upon the occurrence of certain events, including the closing price of its common stock exceeding 135% of the conversion price per share for 20 of the last 30 trading days of any calendar quarter. The initial conversion rate of 20.6260 shares per $1,000 principal amount of notes, which corresponds to a conversion price of approximately $48.48 per share, is based on the last reported sale price of the Company’s common shares on The New York Stock Exchange of $35.26 on November 7, 2006. As of December 31, 2006, the Company’s closing share price was $35.70.

If, upon the occurrence of certain events, the holders of the convertible notes exercise the conversion provisions of the convertible notes, the Company may need to remit the principal balance of the convertible notes to them in cash as discussed below. In such case, the Company would be required to classify the entire amount of the outstanding convertible notes as a current liability in the subsequent quarter. This evaluation of the classification of amounts outstanding

Mr. David R. Humphrey

February 6, 2007

associated with the convertible notes will occur every calendar quarter. Upon conversion, a holder will receive, in lieu of common stock, an amount of cash equal to the lesser of (i) the principal amount of the convertible note, or (ii) the conversion value, determined in the manner set forth in the indenture governing the convertible notes, of a number of shares equal to the conversion rate. If the conversion value exceeds the principal amount of the convertible note on the conversion date, the Company will also deliver, at the Company’s election, cash or common stock or a combination of cash and common stock with respect to the conversion value upon conversion. If conversion occurs in connection with a change of control, the Company may be required to deliver additional shares of its common stock by increasing the conversion rate with respect to such convertible notes.

In connection with the sale of the convertible notes, the Company entered into convertible note hedge transactions with respect to its common stock with Jefferies International Limited, Bear, Stearns International Limited and AIG-FP Structured Finance (Cayman) Limited, or the counterparties. Each of the convertible note hedge transactions involves the purchase of call options with exercise prices equal to the conversion price of the convertible notes, and are intended to mitigate dilution to the Company’s stockholders upon the potential future conversion of the convertible notes. Under the convertible note hedge transactions, the counterparties are required to deliver to the Company the number of shares of the Company’s common stock that the Company is obligated to deliver to the holders of the convertible notes with respect to the conversion. The convertible note hedge transactions cover approximately the same number of shares of the Company’s common stock underlying the convertible notes, subject to customary anti-dilution adjustments, at a strike price of approximately $48.48 per share of common stock. The convertible note hedge transactions expire at the close of trading on November 15, 2013, which is the date that the convertible notes are first callable by the convertible noteholders, although the counterparties will have ongoing obligations with respect to convertible notes properly converted on or prior to that date of which the counterparty has been timely notified.

The Company also entered into separate warrant transactions, whereby the Company sold to the counterparties warrants to acquire approximately the same number of shares of its common stock underlying the convertible notes, subject to customary anti-dilution adjustments, at a strike price of $62.59 per share of common stock, which represented a 77.5% premium over the closing price of the Company’s shares of common stock on November 7, 2006. If the counterparties exercise the warrants, the Company will have the option to settle in cash or shares of its common stock equal to the difference between the then market price and strike price. The convertible note hedge and warrant transactions are separate and legally distinct instruments that bind the Company and the counterparties and have no binding effect on the holders of the convertible notes.

Pursuant to Emerging Issues Task Force (EITF) Issue No. 90-19, “Convertible Bonds with Issuer Option to Settle for Cash upon Conversion,” (EITF 90-19), EITF Issue No. 00-19 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock,” (EITF 00-19), and EITF Issue No. 01-06, “The Meaning of Indexed to a Company’s Own Stock” (EITF 01-06), the convertible notes are accounted for as convertible debt in the accompanying consolidated balance sheet and the embedded conversion option in the convertible notes has not been accounted for as a separate derivative. In addition, pursuant to EITF 00-19 and EITF 01-6, the convertible note hedge and warrant transactions are accounted for as equity transactions and, therefore, the payment associated with the issuance of the convertible

Mr. David R. Humphrey

February 6, 2007

note hedge and the proceeds received from the issuance of the warrants were recorded as a charge and an increase, respectively, in additional paid-in capital in stockholders’ equity as separate equity transactions.

For income tax reporting purposes, the Company has elected to integrate the convertible notes and the convertible note hedge transactions. Integration of the convertible note hedge with the convertible notes creates an in-substance original issue debt discount for income tax reporting purposes and, therefore, the cost of the convertible note hedge will be accounted for as interest expense over the term of the convertible notes for income tax reporting purposes. The associated income tax benefits will be recognized in the period that the deduction is taken for income tax reporting purposes as an increase in additional paid-in capital in stockholders’ equity. The Company has also treated the proceeds from the sale of warrants as a non-taxable increase in additional paid-in capital in stockholders’ equity.

The Company used a portion of the $243.8 million in net proceeds of the offering, along with the $51.9 million in proceeds from the sale of warrants, to fund the $75.8 million cost of convertible note hedge transactions and the $63.3 million cost to repurchase approximately 1.8 million shares of its common stock contemporaneously with the closing of the convertible notes offering. The remaining net proceeds of the convertible notes offering and the warrant transactions of approximately $156.6 million will be used for general corporate purposes, including possible future acquisitions and additional new vessel construction.”

* * * * * * * *

As requested in your December 22, 2006 letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Should you have any additional questions, please contact me by phone at (985) 727-6802, fax at (985) 727-2006 or e-mail at james.harp@hornbeckoffshore.com. We will be pleased to provide any additional information that may be necessary. Thank you.

Sincerely yours, HORNBECK OFFSHORE SERVICES, INC.

/s/ James O. Harp, Jr.
James O. Harp, Jr. Executive Vice President and Chief Financial Officer

Copies to:	Todd M. Hornbeck, Chairman, President and Chief Executive Officer Samuel A. Giberga, Senior Vice President and General Counsel Timothy P. McCarthy, Corporate Controller